Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

Unbridled Energy Announces Agreement to Sell Tioga County, PA leases

CALGARY and PITTSBURGH · October 13, 2009 · Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: 04U) announced today it has completed the arrangement to sell its 283.59 acre lease position in Tioga County, Pennsylvania.  The purchase price of the leases was $2,500 per acre, and Unbridled Energy retained an overriding royalty of 4.5%.  Proceeds from the sale of the leases totaled $708,975 and will be used for general corporate purposes.

Unbridled Energy Corporation

J. Michael Scureman

CEO

For more information, please contact Brad Holmes, the Company’s Investor Relations Consultant at 1-800-940-6781 or visit www.unbridledenergy.com.

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